SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/04/12


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,444,381

8. SHARED VOTING POWER
389,247

9. SOLE DISPOSITIVE POWER
1,833,628
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,833,628

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.11%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of Zweig Total Return Fund, Inc,
("ZTR" or the "Issuer").
The principal executive offices of ZTR are located at

100 Munson Street
Greenfield, MA 01301

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Brooklyn Capital Mangement, Phillip Goldstein,
60 Heritage Drive Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, Park 80 West,Saddle Brook, NJ 07663, also a principal of Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

On October 17, 2007 the Massachusetts Secretary of State issued a permanent "obey the law" injunction and fined Bulldog Investors, Messrs. Goldstein and Dakos and certain related parties (the "Respondents") $25,000 for operating an open website containing information about certain unregistered investments and sending an e-mail about such investments to a Massachusetts resident who requested information. On April 5, 2012, the President signed the JOBS Act which expressly permits such acts. Consequently, on June 29, 2012, the Respondents submitted a motion to the Secretary to vacate his order.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.


ITEM 4. PURPOSE OF TRANSACTION
The filing persons have communicated with the Fund's management and the board about various matters including the disparity between the market price of the Fund's shares and their net asset value.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSRS filed on September 6, 2012 there were 35,918,138 shares of common stock outstanding as of 06/30/12 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 1,833,628 shares of ZTR or 5.11% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days the following shares of ZTR were purchased:

Date:		        Shares:		Price:
08/23/2012		2,262		12.4200
10/11/2012		23,327		12.6198
10/05/2012		5,825		12.7800
10/04/2012		15,574		12.7499
10/03/2012		7,774		12.7100





d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/15/2012

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos